SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  January, 2004

NORSKE SKOG CANADA LIMITED

(Name of registrant)

16th Floor, 250 Howe Street
Vancouver,
British Columbia, Canada, V6C 3R8

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F

Form 40-F   X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes

No    X

(If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b).)

82-_______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORSKE SKOG CANADA LIMITED

By:

/s/ Valerie Seager_________________________
Name:  Valerie Seager
Title:     Corporate Secretary

Date:   January 30, 2004

EXHIBIT INDEX

Exhibit

Description of Exhibit

Page

1

News release dated January 29, 2004

2

Financial Statements for the three months and year ended December 31, 2003

3

Management's Discussion and Analysis

29 January 2004

Fourth quarter earnings challenged by high Canadian dollar

Vancouver, BC - Papermaker NorskeCanada remained focused on controllable performance improvements in the fourth quarter as a strong Canadian dollar and slow recovery of newspaper and magazine advertising continued to challenge earnings.

The company reported a net loss of $13.3 million ($0.06 per common share), and an operating loss of $16.4 million on net sales of $405.9 million. This is an improvement over the previous quarter when the company recorded a net loss of $28.1 million ($0.14 per common share), and an operating loss of $21.3 million on net sales of $415.8 million. The fourth quarter loss includes an after-tax foreign exchange gain arising from the translation of U.S. dollar denominated debt of $15.0 million ($0.07 per common share), compared with $0.6 million for the previous quarter.

NorskeCanada President and CEO, Russell J. Horner pointed to modest price gains for most paper and pulp grades and a sharp focus on cost management as drivers of the $4.7 million improvement in earnings before interest, taxes, depreciation and amortization (EBITDA) compared with the previous quarter. The results also reflect lower maintenance spending in the fourth quarter and a one-time expense to exit a costly fibre contract, which will bring fibre costs down by an estimated $6.0 million in 2004. In addition, the December acquisition of western Canada's largest paper recycling facility is already strengthening financial performance. These positive factors more than offset the impact of a stronger Canadian dollar and margin-related downtime taken in December in response to higher incremental fibre costs arising from the coastal forestry labour disruption and the high cost of running over Christmas.

"While the U.S. economy showed strong recovery in the latter half of 2003, the revenue benefits did not reach paper markets by year-end," Horner said. "Newsprint consumption stayed sluggish, specialty papers showed only marginal pricing improvements, the directory market was plagued by oversupply, and fortunes were mixed in softwood and hardwood pulp markets."

Against this backdrop, the company continued to deliver on its performance objectives with additional annualized run-rate improvements of $26 million delivered in the fourth quarter, mostly from lower furnish, energy, and overhead costs. This pushed total results for 2003 to a run-rate of $104 million compared with the run rate target of $100 million by December 31.

A key factor affecting fourth quarter results is the Elk Falls pulp facility rationalization, including a $14 million ($0.07 per common share) write-down of fixed assets, along with $2 million in one-time severance costs. Horner said that 80,000 tonnes of production capacity will be removed with the permanent closure of the No. 1 recovery boiler.

Because the Elk Falls project requires a 55-day shutdown of the No. 2 recovery boiler, $15 to $20 million in lower earnings is estimated in the first quarter of 2004 with earnings recovery expected in subsequent quarters. The annual maintenance shutdown of the digesters at Crofton will also occur in the quarter and these two factors, combined with continuing escalation in the Canadian dollar, will have a negative impact on earnings for the first quarter of 2004, Horner noted.

"Over the balance of the year, the Elk Falls pulp facility rationalization will have a positive impact on earnings from improved sales mix, lower maintenance costs, and higher productivity. Our aggressive cost-cutting program has reduced internal use of kraft pulp to the point where there is no net decrease in pulp sales volumes from the permanent shutdown of our No. 1 recovery boiler," Horner said. "Overall, we expect annual cash cost savings of approximately $9 million from May 2004 onward."

NorskeCanada's net loss for the year ended December 31, 2003 was $84.5 million ($0.41 per common share) on total sales of $1,591.2 million and EBITDA of $78.3 million. For the comparable period a year earlier, the company reported a net loss of $123.3 million ($0.64 per common share) on total sales of $1,482.3 million and EBITDA of $56.6 million. Included in the net loss for 2003 is an after-tax gain on translation of US$ debt of $47.9 million ($0.23 per common share) and a $9.2 million ($0.04 per common share) after-tax write-down of fixed assets related to the Elk Falls rationalization. For the previous year, the net loss included an after-tax gain on translation of US$ debt of $10.1 million ($0.05 per common share), a $10.3 million ($0.05 per common share) after tax write-off of deferred financing costs, and the release of future income taxes of $9.7 million ($0.05 per common share).

Looking forward, Horner noted growing optimism surrounding a strong and sustained economic recovery in the U.S.  Newsprint and specialty paper producers are poised to reap the benefits of growth in magazine and newspaper advertising lineage and stronger consumer confidence. And, in January 2004, major producers announced price increases of US$50 per tonne for newsprint and US$30 per tonne for European northern bleached softwood kraft pulp (NBSK) to take effect February 1.

"We'll keep a tight handle on costs in all areas of our business in 2004 and at the same time we'll intensify our focus on sales and margin improvements by optimizing our mix of higher-value specialty papers, by concentrating on technical and product quality, and by getting maximum value from our recycled paper operation," Horner said.

NorskeCanada is North America's third largest producer of groundwood printing papers. The company also produces market kraft pulp. With five mills employing approximately 4,000 people at sites within 100 miles of each other on the south coast of British Columbia, NorskeCanada has a combined annual capacity of 2.4 million tonnes of product. Norske Skog Canada Limited common shares trade on the Toronto Stock Exchange under the ticker symbol NS. The company is headquartered in Vancouver, B.C.

Russell J. Horner, President and CEO and Ralph Leverton, Vice President, Finance and CFO will hold a telephone conference with financial analysts and institutional investors on Friday, January 30, 2004 at 8:00 a.m. PST, 11:00 a.m. EST, to present the company's fourth quarter results. Media and other interested individuals are invited to listen to the live broadcast by visiting the NorskeCanada website at www.norskecanada.com in the "Investor / Events and Presentations" section or by entering http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=714560 in your web browser.

Forward-Looking Statements

Except for the historical information contained herein, the matters set forth in this report are forward-looking, including statements with respect to general economic conditions and anticipated savings, benefits, costs and production, and are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements.

For more information:

Investors: Ralph Leverton

Media: Lyn Brown

Vice-President, Finance and CFO

Director, Corporate Affairs

604-654-4040

604-654-4212

NORSKE SKOG CANADA LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

For the three months and year ended December 31, 2003

(unaudited)

NORSKE SKOG CANADA LIMITED
Consolidated Statements of Earnings and Retained Earnings	Three months ended December 31		Year ended December 31
Unaudited and in millions of Canadian dollars, except where otherwise stated	2003	2002	2003	2002

Gross sales	$460.8	$468.9	$1,820.5	$1,704.0
Distribution costs	54.9	63.3	229.3	221.7
Net sales	405.9	405.6	1,591.2	1,482.3
Operating expenses
Cost of sales	361.1	377.0	1,458.2	1,360.4
Selling, general and administrative	14.0	18.3	54.7	65.3
Depreciation and amortization	47.2	46.6	189.9	178.5
	422.3	441.9	1,702.8	1,604.2
Operating earnings (loss)	(16.4)	(36.3)	(111.6)	(121.9)
Foreign exchange gain on translation of long-term debt	18.3	1.7	58.2	12.3
Write-down of fixed assets (note 3)	(14.2)	-	(14.2)	-
Other expense, net	(2.6)	(0.6)	(3.9)	(13.3)
Interest expense, net	(20.1)	(18.3)	(75.0)	(76.2)
Earnings (loss) before income taxes	(35.0)	(53.5)	(146.5)	(199.1)
Income tax expense (recovery)
Current	1.7	3.6	5.9	15.7
Future	(23.4)	(19.8)	(67.9)	(91.5)
	(21.7)	(16.2)	(62.0)	(75.8)
Net earnings (loss)	(13.3)	(37.3)	(84.5)	(123.3)
Retained earnings, beginning of period	168.9	277.4	240.1	363.4
Retained earnings, end of period	$155.6	$240.1	$155.6	$240.1
Basic and diluted earnings (loss) per share (in dollars)	$(0.06)	$(0.18)	$(0.41)	$(0.64)
Weighted average common shares outstanding (in millions)	208.8	205.9	206.6	193.4

NORSKE SKOG CANADA LIMITED
Consolidated Balance Sheets	As at
Unaudited and in millions of Canadian dollars, except where otherwise stated	December 31, 2003	December 31, 2002
Assets
Current assets
Accounts receivable	$253.5	$277.3
Inventories	235.9	242.7
Prepaid expenses	6.6	9.2
	496.0	529.2
Fixed assets	2,290.2	2,326.6
Other assets	30.0	37.7
	$2,816.2	$2,893.5
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$244.2	$288.8

Long-term debt (note 5)	845.8	886.2
Other long-term obligations	272.7	188.3
Future income taxes	363.3	397.0
Deferred credits (note 6)	21.0	8.5
	1,747.0	1,768.8
Shareholders' equity
Share capital (note 7)	913.6	884.6
Retained earnings	155.6	240.1
	1,069.2	1,124.7
	$2,816.2	$2,893.5

On behalf of the Board

(signed) "Russell J. Horner"

(signed) "William P. Rosenfeld"

Director

Director

NORSKE SKOG CANADA LIMITED
Consolidated Statements of Cash Flows	Three months ended December 30		Year ended December 31
Unaudited and in millions of Canadian dollars, except where otherwise stated	2003	2002	2003	2002
Cash provided (used) by
Operations
Net earnings (loss)	$(13.3)	$(37.3)	$(84.5)	$(123.3)
Items not requiring (providing) cash
Depreciation and amortization	47.2	46.6	189.9	178.5
Future income taxes	(23.4)	(19.8)	(67.9)	(91.5)
Increase in other long-term obligations	0.9	8.2	17.5	19.8
Foreign exchange gain on translation of long-term debt	(18.3)	(1.7)	(58.2)	(12.3)
Write-down of fixed assets (note 3)	14.2	-	14.2	-
Write-off of deferred financing costs	-	-	-	15.8
Other	5.3	2.7	6.2	(3.3)
	12.6	(1.3)	17.2	(16.3)

Changes in non-cash working capital
Accounts receivable	16.9	29.7	40.4	30.4
Inventories	(6.7)	(2.4)	10.2	(13.0)
Prepaid expenses	11.1	10.2	2.6	(4.9)
Accounts payable and accrued liabilities	(10.6)	23.7	(47.9)	9.0
	10.7	61.2	5.3	21.5
Cash provided (used) by operations	23.3	59.9	22.5	5.2
Investing
Acquisition of paper recycling business (note 2)	(32.1)	-	(32.1)	-
Additions to fixed assets	(14.0)	(41.7)	(81.4)	(82.2)
Proceeds from sale of marketable securities	-	-	-	39.2
Proceeds from sale of fixed assets	0.1	-	0.4	1.5
Proceeds from termination of interest rate swaps	-	-	15.9	3.4
Decrease (increase) in other assets	(0.1)	(1.8)	1.1	(4.4)
	(46.1)	(43.5)	(96.1)	(42.5)
Financing
Issue of common shares, net of share issue costs (note 7)	(0.1)	(0.2)	(0.1)	208.1
Issue (repayment) of long-term debt	-	-	212.7	(386.7)
Increase (decrease) in revolving loan (note 5)	12.5	(12.7)	(105.7)	119.1
Deferred financing costs	-	-	(5.6)	-
Increase (decrease) in other long-term obligations	0.2	(3.5)	(27.7)	(8.0)
	12.6	(16.4)	73.6	(67.5)
Cash, increase (decrease) during period [1]	(10.2)	-	-	(104.8)
Cash, beginning of period [1]	10.2	-	-	104.8
Cash, end of period [1]	$-	$-	$-	$-
Supplemental information
Income taxes paid	$0.5	$1.9	$7.1	$12.8
Net interest paid	21.5	19.1	80.2	78.3
Common shares issued for acquisition of paper recycling business (note 2)	29.1	-	29.1	-

1

Cash includes cash and short-term investments.

NORSKE SKOG CANADA LIMITED
Consolidated Business Segments
Unaudited and in millions of Canadian dollars, except where otherwise stated	Specialties	Newsprint	Pulp	Total
Three months ended December 31, 2003
Net sales [1]	$223.2	$117.6	$65.1	$405.9
Depreciation and amortization	24.2	15.5	7.5	47.2
Operating earnings (loss)	(6.0)	(9.8)	(0.6)	(16.4)
Capital expenditures	4.4	3.2	6.4	14.0

Three months ended December 31, 2002
Net sales [1]	$237.2	$120.5	$47.9	$405.6
Depreciation and amortization	25.0	16.3	5.3	46.6
Operating earnings (loss)	(6.5)	(19.3)	(10.5)	(36.3)
Capital expenditures	16.6	12.1	13.0	41.7

Year ended December 31, 2003
Net sales [1]	$880.1	$463.0	$248.1	$1,591.2
Depreciation and amortization	98.5	61.7	29.7	189.9
Operating earnings (loss)	(32.5)	(56.6)	(22.5)	(111.6)
Capital expenditures	28.1	25.6	27.7	81.4

Year ended December 31, 2002)
Net sales [1]	$835.0	$440.6	$206.7	$1,482.3
Depreciation and amortization	91.2	63.4	23.9	178.5
Operating earnings (loss)	(1.4)	(86.0)	(34.5)	(121.9)
Capital expenditures	43.9	19.5	18.8	82.2

[1]

Pulp net sales are stated net of inter-segment pulp sales of $38.3 million for the three months ended December 31, 2003 ($40.7 - three months ended December 31, 2002) and $171.5 million for the year ended December 31, 2003 ($193.1 million - year ended December 31, 2002).

NORSKE SKOG CANADA LIMITED
Notes to the Consolidated Financial Statements
Unaudited and in millions of Canadian dollars, except where otherwise stated
1. Basis of Presentation

The consolidated financial statements include the accounts of Norske Skog Canada Limited ("the Company" or
"NorskeCanada") and from their respective dates of acquisition of control or formation, its wholly-owned subsidiaries and partnership.  The Company's 50.1% proportionate share of Powell River Energy Inc. ("PREI"), a joint venture between Great Lakes Hydro Income Fund ("Great Lakes") and the Company, is accounted for using the proportionate consolidation method.  All inter-company transactions and amounts have been eliminated on consolidation.

The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those followed in the most recent audited annual consolidated financial statements.  These unaudited interim consolidated financial statements do not include all information and note disclosures required by Canadian generally accepted accounting principles for annual financial statements, and therefore should be read in conjunction with the December 31, 2002 audited consolidated financial statements and the notes below.

2. Acquisition of Paper Recycling Business

 On December 1, 2003, the Company completed the acquisition of a paper recycling business from Newstech Recycling Partnership (the "Acquisition") for a total purchase price of $61.1 million, including a working capital adjustment payment of $2.5 million.

The Company's consideration comprised of $31.5 million in cash, $29.0 million in equity and $0.6 million in transaction costs.  The value of the 8,693,988 common shares issued was determined by the weighted average trading price of the Company's common shares over the two-day period before December 1, 2003, which was the date the terms of the Acquisition were agreed to and announced.

The Acquisition has been accounted for using the purchase method of accounting and the results of the operations of the business have been consolidated from the date of acquisition.  The following amounts have been assigned to the assets and liabilities acquired, based on their fair-values as at December 1, 2003.

Assets acquired:
Net working capital	$4.5
Fixed assets	84.3
88.8
Liabilities assumed:
Future income taxes	27.7
Fair-value of net assets acquired	$61.1
Under the terms of the Acquisition, the Company will lease land and buildings housing the operations for an initial term of 20 years, with a 10-year renewal option.
3. Write-down of Fixed Assets

In December 2003, the Company recorded a write-down of $14.2 million relating to the permanent closure of a portion of its pulp producing capacity at its Elk Falls mill, in early 2004.  Related severance costs of $1.9 million have been recorded in cost of sales.

4. Segmented Information

The Company operates in three business segments:

Specialties

-

Manufacture and sale of groundwood specialty printing papers and kraft paper

Newsprint

-

Manufacture and sale of newsprint

Pulp

-

Manufacture and sale of softwood pulps

Effective January 1, 2003, the Company segregated its kraft paper activities (previously referred to as containerboard) from its pulp business segment and included it in its specialties business segment.  Segment information for prior periods has been restated to reflect these changes.

The segments are managed separately and all manufacturing facilities are located in Canada.

NORSKE SKOG CANADA LIMITED
Notes to the Consolidated Financial Statements
Unaudited and in millions of Canadian dollars, except where otherwise stated
5. Long-term Debt
The Company's long-term debt, all of which matures beyond one year, is as follows:
As at
December 31, 2003	December 31, 2002
`Recourse
Senior notes, 8.625% due June 2011 (US$400.0 million; 2002 - US$250.0 million)	$521.2	$394.9
Senior notes, 10% due March 2009 (US$200.0 million)	274.5	335.0
795.7	729.9
Revolving operating loan of up to $350.0 million due July 2006 with interest based on CDN prime rates/US base rates, or LIBOR/BA rates at the Company's option	12.5	118.7
808.2	848.6
Non-recourse (PREI)
First Mortgage Bonds, 6.387% due July 2009	37.6	37.6
Total long-term debt	$845.8	$886.2

On May 15, 2003, the Company issued an additional US$150.0 million 8.625% Senior Notes due June 2011.  The Notes were issued at a premium amount of US$4.4 million to yield 8%.  Proceeds were used to repay the outstanding balance on the revolving operating loan and for general corporate purposes.

Substantially all of the assets of the Company are pledged as security under the revolving operating loan.  Its availability is determined by a borrowing base, calculated on accounts receivable and inventory balances, and includes covenants to maintain the funded debt/capitalization ratio below 60%, secured debt/capitalization ratio below 30% and shareholders' equity above $779.3 million as at December 31, 2003.  During the second quarter, the Company elected to change the borrowing base formula, which resulted in an increased availability under the revolving operating loan effective July 31, 2003.  At December 31, 2003, the borrowing base on our $350.0 million revolving operating loan was $343.4 million.  After drawings of $12.5 million and outstanding letters of credit of $25.7 million, $305.2 million was available to us.  An interest coverage covenant is applicable in certain circumstances if the Company incurs secured debt other than under its revolving operating loan.  No such debt has been incurred.  Subsequent to December 31, 2003, the maturity of the remaining $15.0 million of our $350.0 million revolving operating loan was also extended by one year, to July 2006.

As at December 31, 2003, the Company remained in compliance with the covenants under both its credit facilities and bond indentures.  However, the Company's Consolidated Fixed Charge Ratio of the bond indentures was below the 2.0:1 threshold, which, while not constituting a default, prohibits the payment of dividends and limits the amount of additional debt that can be incurred outside of the existing credit facilities.

6. Deferred Credits

In prior years, the Company acquired from wholly owned subsidiaries of Fletcher Challenge Limited, the Company's majority shareholder up to July 28, 2000, companies with tax losses carried forward.  The purchase price of these companies is subject to adjustment under certain conditions.  During the quarter, the Company recorded a downward adjustment of $17.8 million (net of taxes of $1.5 million on the interest component) to the purchase price.  The Company also recorded an adjustment of $5.3 million related to the release of deferred credits (2002 - nil).

7. Share Capital
As at
December 31, 2003	December 31, 2002
Shares	$	Shares	$
Continuity of common shares:
Beginning of period	205,910,132	884.6	174,810,132	673.1
Issue of common shares:
Issued for Acquisition (note 2)	8,693,988	29.1	-	-
Issued for cash	-	-	31,100,000	217.7
Share issue costs (net of income tax recovery of $0.1 million; 2002 - $3.4 million)	-	(0.1)	-	(6.2)
End of period	214,604,120	913.6	205,910,132	884.6

NORSKE SKOG CANADA LIMITED
Notes to the Consolidated Financial Statements
Unaudited and in millions of Canadian dollars, except where otherwise stated
8. Financial Instruments

The Company uses financial instruments to reduce its exposure to foreign currency and price risk associated with its revenues, energy costs and long-term debt.  The Company also uses interest rate swaps to reduce its exposure to changes in long-term fixed interest rates associated with its senior notes.

Revenue and cost hedging instruments

Foreign currency options and forward contracts outstanding to sell U.S. dollars were as follows:

	Options
	Floor		Ceiling		Forward Contracts
Term	US$Millions	Average Rate C$ / US$	US$Millions	Average Rate C$ / US$	US$Millions	Average Rate C$ / US$

As at December 31, 2003
0 to 12 months	$324	1.4477	$142	1.5756	$56	1.5764
13 to 24 months	$105	1.3647	$54	1.4539	$9	1.5269
As at December 31, 2002
0 to 12 months	$297	1.5595	$285	1.6095	$118	1.5330
13 to 24 months	$133	1.5695	$127	1.6263	$38	1.6123

At period-end exchange rates, the amount that the Company would receive to settle the above contracts and options is $74.1 million of which $15.3 million has been included in accounts receivable and accounts payable.

At December 31, 2003, no commodity price hedging instruments are outstanding in respect of products sold.  The Company has oil swaps to purchase 377,000 barrels ("bbls") at an average contract rate of US$23.37 per bbl, settling between January 2004 and March 2005 and natural gas swaps to purchase 1.6 million gigajoules ("Gj") at an average contract rate of US$3.89 per Gj, settling between January 2004 and October 2004.  At period-end rates, the net amount the Company would receive to settle these contracts is $3.6 million.

Long-term debt hedging instruments

The Company has forward foreign exchange contracts to acquire U.S. dollars totalling US$264.1 million over a four-year period at rates averaging 1.5153.  At period-end rates, the net amount the Company would pay to settle these contracts is $50.0 million.

NORSKE SKOG CANADA LIMITED
Notes to the Consolidated Financial Statements
Unaudited and in millions of Canadian dollars, except where otherwise stated
9. Stock-based Compensation

The Company applies settlement accounting for recording share options granted to directors, officers and employees.  If the fair-value method had been used to determine compensation cost for share options granted to directors, officers and employees, the Company's net loss and loss per share would have been as follows:

	Three months ended December 31		Year ended December 31
	2003	2002	2003	2002
Net earnings (loss):
As reported	$(13.3)	$(37.3)	$(84.5)	$(123.3)
Pro forma	(13.8)	(37.6)	(86.5)	(123.9)
Net earnings (loss) per common share (in dollars):
As reported	$(0.06)	$(0.18)	$(0.41)	$(0.64)
Pro forma	(0.07)	(0.18)	(0.42)	(0.64)
The fair-value of share options was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:
			2003	2002
Risk-free interest rate			4.9%	5.0%
Annual dividends per share			Nil	Nil
Expected stock price volatility			27.3%	27.3%
Expected option life (in years)			4.0	4.0
Average fair-value of options granted (in dollars)			$1.73	$1.75

10. Guarantees and Indemnities

The Company has, over time, provided various indemnities with respect to tax, environment, and general representations and warranties on sales of portions of its business, acquisitions, and commodity contracts.  Significant existing indemnities are as follows:

a)

The Company sold a portion of its operations in June 2001.  In this regard, the Company provided a 10-year environmental indemnity with a maximum liability to the Company of $12.5 million.  This liability has subsequently been reduced by expenditures related to certain decommissioning projects.  The Company also provided a tax indemnity, which continues while the relevant tax years of the indemnified parties remain open to audit and a general indemnity, capped at $5 million, which expires in 2004.  The Company is unable to estimate its potential liability under these indemnities as the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. As such, no liability has been recorded for these potential obligations.

b)

In connection with dispositions of certain businesses in 1997, the Company provided tax indemnities, which survive while the relevant tax years of the indemnified parties remain open to audit.  The Company does not expect any significant claims with respect to these liabilities and has therefore not recorded any related liability.

c)

The Company has provided a guarantee capped at US$5 million in connection with the purchase and sale of natural gas for its manufacturing operations.  The guarantee is cancellable upon 20 business days notice.

d)

In connection with the acquisition of the paper recycling business in December 2003, the Company has provided indemnities with respect to representations and warranties related to general corporate matters and to the shares that have been issued to the vendors.  Liability under these indemnities expires in November 2008, except that the indemnity related to title to the shares does not expire.  The Company does not expect any significant claims with respect to these indemnities.  The Company has also provided indemnities with respect to general environmental matters under its lease of the land and buildings.  The Company has agreed to indemnify the landlord for all costs, claims and damages related to any release by the Company of any hazardous substances on the property or the breach by the Company of its environmental covenants under the lease or any environmental laws.  This indemnity is indefinite and survives after the lease is terminated.  The Company is not liable for pre-existing environmental conditions.

NORSKE SKOG CANADA LIMITED
Notes to the Consolidated Financial Statements
Unaudited and in millions of Canadian dollars, except where otherwise stated
11. Capital Commitments

In late 2002, the Company commenced work on an upgrade to its recovery boiler at its Elk Falls mill.  The total cost of this project is estimated at $45.1 million.  As at December 31, 2003, the Company had incurred costs of $23.2 million and had firm commitments of $19.9 million in connection with this project.

12. Comparative Figures
Certain comparative figures have been reclassified to conform with the presentation adopted for the current period.

Management's Discussion and Analysis

The following management discussion and analysis ("MD&A") should be read in conjunction with the consolidated financial statements for the three-month and twelve-month periods ended December 31, 2003 and 2002, and the three-month period ended September 30, 2003.

On January 1, 2003, the Company segregated its kraft paper (containerboard) activities from its pulp and containerboard business segment and included it in its specialties business segment.  Segmented information for the preceding year has been restated to reflect this change.

Throughout the discussion, reference is made to EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and before other non-operating income and expenses.  EBITDA, as defined, equates to operating earnings (loss) plus depreciation and amortization.  As there is no generally accepted method of calculating EBITDA, the measure as calculated by the Company might not be comparable to similarly titled measures reported by other companies.  EBITDA is presented because we believe it is a useful indicator of a company's ability to meet debt service and capital expenditure requirements.  The Company interprets EBITDA trends as an indicator of relative operating performance.  EBITDA should not be considered by an investor as an alternative to net income, an indicator of the financial performance of Norske Skog Canada Limited ("NorskeCanada" or "the Company"), or an alternative to cash flows as a measure of liquidity.

Except for the historical information contained herein, the matters set forth in this report are forward-looking ..  These include, for example, statements with respect to general economic conditions in the U.S . and Canada, assessment of market conditions, the outlook for inventories, production and pricing, performance improvements and cost savings, including those related to the acquisition of and expected synergies from our paper recycling division.  These statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in the statements.  Such statements reflect management's current views and are based on certain assumptions. They are, by necessity, only estimates of future developments and actual developments may differ materially from these statements due to a number of factors. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results.

1

RESULTS OF OPERATIONS

Canadian pulp and paper producers continued to contend with a strengthening Canadian dollar, lacklustre newspaper and magazine advertising lineage, as well as oversupply for certain grades, during the last quarter of 2003.  While the U.S. economy rebounded in the second half of 2003, the benefits had not yet filtered through to paper markets by the end of the year .

Newsprint consumption remained sluggish through the fourth quarter, although capacity reductions continued to counter this supply/demand imbalance, enabling producers to implement US$25 per tonne of the August US$50 price increase for North American markets in October.

For lightweight coated (LWC), supercalendered (SC), and machine-finished (MF) hi-brite papers, prices improved marginally as improving demand for catalogues and newspaper inserts compensated for continued weak magazine ad lineage. The North American directory market continued to be plagued by oversupply, despite some modest improvement in demand during the current quarter.

Softwood and hardwood pulp markets had somewhat mixed fortunes in the final quarter of 2003. Demand for softwood pulp remained fairly stable, as Chinese buyers remained active through the period.  For hardwood pulp, however, excess capacity led to downward pressure on prices towards the end of the year.

In spite of the ongoing external challenges, we continued to focus on our key strategic objectives in the last quarter of 2003. With respect to our 2003 performance improvement initiative, we surpassed our targeted $100 million annualized run-rate improvements over 2002 results, ending the fiscal year with $104 million .. Improvements of $26 million for the current quarter , and $83 million for the 2003 fiscal year , are embedded in our financial results .

In December, we acquired western Canada's largest paper recycling business for $ 61.1 million (see "Acquisition of Paper Recycling Business" for further details concerning this acquisition). The newly acquired operation has already made a significant positive contribution to our financial performance.

Our financial results for the last quarter of 2003 reflected slowly improving prices for most paper and pulp grades, lower planned maintenance spending as well as the aforementioned performance improvements. These positive factors were partly offset by the strengthening Canadian dollar, as well as costs related to a four-week coast region Industrial Wood and Allied Workers' Union ("IWA") strike in the current quarter. In addition, we recorded other one-time costs related to a rationalization of our Elk Falls pulp production facility , and exiting a costly fibre contract, both of which will result in significant annual cost savings from 2004 onward.

2

Consolidated

Summary of Financial Results (In millions of Canadian dollar, except where otherwise stated)
	2002					2003
	Q1	Q2	Q3	Q4	YTD	Q1	Q2	Q3	Q4	YTD
Net sales	$324.3	$359.8	$392.6	$405.6	$1,482.3	$385.8	$383.7	$415.8	$405.9	$1,591.2
Operating earnings (loss)	(44.6)	(37.1)	(3.9)	(36.3)	(121.9)	(35.5)	(38.4)	(21.3)	(16.4)	(111.6)
EBITDA	(2.1)	6.0	42.4	10.3	56.6	11.8	9.6	26.1	30.8	78.3
Net earnings (loss)	(41.5)	(24.4)	(20.1)	(37.3)	(123.3)	(24.8)	(18.3)	(28.1)	(13.3)	(84.5)
EBITDA margin [1]	(0.6)%	1.7%	10.8%	2.5%	3.8%	3.1%	2.5%	6.3%	7.6%	4.9%
Earnings (loss) per share - basic and diluted	$(0.24)	$(0.13)	$(0.10)	$(0.18)	$(0.64)	$(0.12)	$(0.09)	$(0.14)	$(0.06)	$(0.41)
Sales (000 MT)
Specialties	206.6	225.9	252.0	275.3	959.8	261.7	266.8	282.9	273.3	1,084.7
Newsprint	150.6	198.5	201.6	198.8	749.5	195.6	195.4	188.1	189.6	768.7
Total paper	357.2	424.4	453.6	474.1	1,709.3	457.3	462.2	471.0	462.9	1,853.4
Pulp	85.8	107.6	97.7	90.1	381.2	103.9	89.9	120.2	107.3	421.3
Total sales	443.0	532.0	551.3	564.2	2,090.5	561.2	552.1	591.2	570.2	2,274.7
Production (000 MT)
Specialties	215.3	224.8	271.6	267.6	979.3	260.9	277.1	273.5	263.8	1,075.3
Newsprint	150.0	197.3	201.8	198.1	747.2	199.6	186.2	188.2	200.8	774.8
Total paper	365.3	422.1	473.4	465.7	1,726.5	460.5	463.3	461.7	464.6	1,850.1
Pulp	80.4	101.8	98.3	93.8	374.3	99.0	93.7	114.8	111.3	418.8
Total production	445.7	523.9	571.7	559.5	2,100.8	559.5	557.0	576.5	575.9	2,268.9
Average spot foreign exchange rate C$/US$[2]	1.594	1.555	1.563	1.570	1.570	1.510	1.398	1.380	1.316	1.402
Period-end spot foreign exchange rate C$/US$[3]	1.594	1.519	1.586	1.580	1.580	1.469	1.355	1.350	1.292	1.292
Common shares (millions): At period end	174.8	205.9	205.9	205.9	205.9	205.9	205.9	205.9	214.6	214.6
Weighted average	174.8	186.4	205.9	205.9	193.4	205.9	205.9	205.9	208.8	206.6

1

EBITDA margin is defined as EBITDA as a percentage of sales.

2

Average spot foreign exchange rate is the average Bank of Canada noon spot rate over the reporting period.

3

Period-end spot foreign exchange rate is the Bank of Canada noon spot rate.

Three Months ended December 31, 2003 compared to Three Months ended September 30, 2003

Our EBITDA for the three months ended December 31, 2003 was $30.8 million, up from $26.1 million in the previous quarter.  We recorded a net loss of $ 13.3 million ($0.06 per common share) on net sales of $405.9 million compared to the prior quarter when we incurred a net loss of $28.1 million ($0.14 per common share) on net sales of $415.8 million.   Our net loss for the current quarter included an after-tax foreign exchange gain arising from the translation of U.S. dollar denominated debt of $15.0 million ($0.07 per common share), which was $14.4 million ($0.07 per common share) higher than an after-tax gain of $0.6 million in the preceding quarter. Our results for the current quarter also

3

included an after-tax write-down of fixed assets of $9.2 million ($0.04 per common share), relating to the rationalization of our Elk Falls pulp production facility.

Our 2003 performance improvement initiative delivered further annualized run-rate savings of $16 million ($4 million realized ) in the current quarter. The improvements in the current quarter were primarily related to furnish , energy, and overhead cost savings.

These performance improvements, as well as improved pulp and paper prices, and lower planned maintenance costs, positively impacted earnings but were partially offset by the impact of a stronger Canadian dollar, one-time costs related to the termination of a higher-cost fibre contract, and costs arising from the current quarter's IWA strike.

Our financial results also reflected the impact of downtime of 16,700 tonnes of newsprint and 9,500 tonnes of pulp in the current quarter.  This downtime was taken in response to the high cost of running our operation through the Christmas period, and increased costs of incremental fibre arising from the IWA disruption.

In December 2003, we made a decision to remove 80,000 tonnes of pulp production capacity at our Elk Falls mill .. This will be achieved through the permanent closure of our No. 1 recovery boiler , when we complete the upgrade of our No. 2 recovery boiler in April 2004. As a result of this rationalization, the Company recorded a write-down of fixed assets of $14.2 million and $1.9 million in severances for the current quarter.

The annual cash cost savings projected from this initiative are $9 million from May 2004 onwards .. These savings will be primarily realized from an improved sales mix , lower maintenance costs, and higher productivity, which will maintain our market sales capacity.

Three Months ended December 31, 2003 compared to Three Months ended December 31, 2002

Our EBITDA of $30.8 million and net loss of $13.3 million ($0.06 per common share), on net sales of $405.9 million, for the current quarter, compares favourably to the corresponding quarter last year when we recorded EBITDA of $10.3 million and a net loss of $37.3 million ($0.18 per common share), on net sales of $405.6 million.  The net loss for the current quarter included an after-tax gain on translation of US$ debt of $15.0 million ($0.07 per common share) compared to an after-tax loss on translation of US$ debt of $1.4 million ($0.01 per common share) for the same period in 2002 ..  The current quarter's results also include the after-tax write-down of fixed assets of $9.2 million ($0.04 per common shares) relating to our Elk Falls pulp production rationalization.

The improvement in earnings was largely attributable to higher prices across all paper and pulp grades, except directory, performance improvements including lower furnish , conversion and energy costs, and the continued growth of our higher-value specialties business, as well as significantly lower planned maintenance spending. These positive factors were somewhat offset by the significant appreciation of the Canadian dollar, which was mitigated by our hedging program, higher downtime, and several one-time costs

4

related to the termination of a higher-cost fibre contract, the IWA strike, and costs associated with our pulp rationalization initiative at Elk Falls.

Twelve Months ended December 31, 2003 compared to Twelve Months ended December 31, 2002

Our EBITDA of $78.3 million and net loss $84.5 million ($0.41 per common share), on net sales of $1,591.2 million, for the year ended 2003, compares favourably to the corresponding year when we recorded EBITDA of $56.6 million and a net loss of $123.3 million ($0.64 per common share), on net sales of $1,482.3 million.  Our net loss for the current year included an after-tax gain on translation of US$ debt of $47.9 million ($0.23 per common share) and the $9.2 million ($0.04 per common share) after-tax write-down of fixed assets relating to the Elk Falls pulp rationalization .  Our net loss for the previous year included an after-tax write-off of deferred financing costs of $10.3 million ($0.05 per common share), an after-tax gain on translation of US$ debt of $10.1 million ($0.05 per common share), and the release of future income taxes of $9.7 million ($0.05 per common share).

The improvement in EBITDA was largely due to our successful performance improvement initiative, higher average transaction prices for pulp, newsprint, and, to a lesser extent, LWC and uncoated specialty grades, in addition to the positive impact of reduced market-related downtime in the current year.  These gains were partially offset by the adverse impact of the significantly stronger Canadian dollar, which was mitigated by our hedging program, weaker contract directory pricing, and increased costs, particularly higher fossil fuel prices.

5

Specialties

Summary of Financial Results (In millions of Canadian dollar, except where otherwise stated)
	2002					2003
	Q1	Q2	Q3	Q4	YTD	Q1	Q2	Q3	Q4	YTD
Net Sales	$188.4	$192.1	$217.3	$237.2	$835.0	$213.3	$214.9	$228.7	$223.2	$880.1
EBITDA	25.6	15.4	30.3	18.6	89.9	14.4	15.7	17. 7	18.2	66.0
Operating earnings (loss)	4.9	(5.7)	5.9	(6.4)	(1.3)	(10.0)	(9.8)	(6.7)	(6.0)	(32.5)
EBITDA Margin	13.6%	8.0%	14.0%	7.8%	10.8%	6.8%	7.3%	7.7%	8.2%	7.5%
Sales (000 MT)	206.6	225.9	252.0	275.3	959.8	261.7	266.8	282.9	273.3	1,084.7
Production (000 MT)	215.3	224.8	271.6	267.6	979.3	260.9	277.1	273.5	263.8	1,075.3
Average net sales revenue per tonne	$912	$850	$862	$862	$870	$815	$805	$808	$817	$811
Average cash costs per tonne[1]	788	782	742	794	776	760	747	746	750	751

1.    Average cash costs per tonne for these purposes consist of cost of sales and selling, general, and administrative ( SG&A ) costs.

Three Months ended December 31, 2003 compared to Three Months ended September 30, 2003

EBITDA from our specialties business was $18.2 million for the quarter ended December 31, 2003, in line with $17.7 million in the previous quarter. Our operating loss was $6.0 million on net sales of $223.2 million for the current quarter, compared to an operating loss of $6.7 million on net sales of $228.7 million in the prior quarter.

Sales volumes decreased 9,600 tonnes, or 3.4%, from the previous quarter , primarily due to seasonally lower demand.  Average net sales revenue was slightly higher at $817 per tonne , compared to $808 per tonne in the preceding quarter.  Modest price gains across all grades, together with a higher - value grade mix, more than offset the impact of the stronger Canadian dollar.

Average cash costs were marginally higher by $4 per tonne, or 0.5%, compared to the previous quarter.  Various performance improvements and lower maintenance costs were offset by increased costs related to producing more higher-value grades, as well as the previously mentioned one-time costs incurred in the current period.

Three Months ended December 31, 2003 compared to Three Months ended December 31, 2002

The current quarter's EBITDA and operating earnings for our specialties division were in line with the corresponding period last year when we recorded EBITDA of $18.6 million, and an operating loss of $6.4 million, on net sales of $237.2 million.

6

At 273,300 tonnes, our sales volumes for the fourth quarter of 2003 approximated those for the same quarter of 2002.   Average net sales revenue decreased to $817 per tonne from $862 per tonne, down $45 per tonne, or 5.2%.  This was mainly due to the stronger Canadian dollar , which more than offset improved prices for all grades , except directory , and lower freight costs.

Average cash costs improved by $44 per tonne, or 5.5%.  Significant improvements in operating costs arising from our performance improvements initiative, together with lower planned maintenance spending, were somewhat offset by higher fibre costs, increased chemical costs to improve the brightness of lower-quality residual chips, and the aforementioned one-time costs in the current period .

Twelve Months Ended December 31, 2003 compared to Twelve Months ended December 31, 2002

EBITDA from our specialties business was $66.0 million for the year ended December 31, 2003, compared to $89.9 million for the previous year.  Our specialties business recorded an operating loss of $32.5 million on net sales of $880.1 million for the current year, compared to an operating loss of $1.3 million on net sales of $835.0 million for the prior year.

Sales volumes increased 124,900 tonnes, or 13.0%, compared to the 2002 fiscal year , primarily reflecting improved demand in the current year and, to a lesser extent, our continued shift of production from newsprint to higher- value specialty papers.  Our average net sales revenue was $811 per tonne in 2003, compared to $870 per tonne in 2002.  The decline primarily reflected the impact of a significantly stronger Canadian dollar, lower pricing for directory grades, and a lower-value sales mix of other uncoated groundwood papers.   The modest improvement in average transaction prices for other specialty grades partially offset these declines.

Average cash costs for the year ended December 31, 2003 improved by $25 per tonne, or 3.2%, from 2002.  This improvement resulted primarily from accomplishing various cost reductions related to our performance improvement initiative, together with higher operating rates.  These improvements more than offset the impact of increased fossil fuel costs, higher costs related to increased post-retirement commitments, and costs arising from several isolated events in 2003, including the termination of a higher-cost fibre contract, a four-week coast region IWA strike in late 2003, and a storm-related company-wide power outage in March.

7

Newsprint

Summary of Financial Results (In millions of Canadian dollar, except where otherwise stated)
	2002					2003
	Q1	Q2	Q3	Q4	YTD	Q1	Q2	Q3	Q4	YTD
Net Sales	$91.0	$112.0	$117.1	$120.5	$440.6	$114.6	$113.3	$117.5	$117.6	$463.0
EBITDA	(12.3)	(8.2)	0.9	(3.0)	(22.6)	(2.7)	(1.4)	3.5	5.7	5.1
Operating earnings (loss)	(27.8)	(23.7)	(15.2)	(19.3)	(86.0)	(18.5)	(16.7)	(11.6)	(9.8)	(56.6)
EBITDA Margin	(13.5)%	(7.3)%	0.8%	(2.5)%	(5.1)%	(2.4)%	(1.2)%	3.0%	4.8%	1.1%
Sales (000 MT)	150.6	198.5	201.6	198.8	749.5	195.6	195.4	188.1	189.6	768.7
Production (000 MT)	150.0	197.3	201.8	198.1	747.2	199.6	186.2	188.2	200.8	774.8
Average net sales revenue per tonne	$604	$564	$581	$606	$588	$586	$580	$625	$620	$602
Average cash costs per tonne (1)	686	606	577	621	618	600	587	606	590	596
Newsprint 48.8 gsm, West Coast Delivery (US$ per tonne) ( [2] )	462	440	452	472	456	470	495	495	512	493

1

Average cash costs per tonne for these purposes consist of cost of sales and SG&A costs.

2

Benchmark prices are sourced from Resource Information Systems, Inc.

Three Months ended December 31, 2003 compared to Three Months ended September 30, 2003

Our newsprint business recorded EBITDA of $5.7 million, and an operating loss of $9.8 million, on net sales of $117.6 million, for the current quarter.  This represented a marginal improvement over the previous quarter when we recorded EBITDA of $3.5 million, and an operating loss of $11.6 million, on net sales of $117.5 million.

Newsprint sales volumes increased by 1,500 tonnes, or 0.8%.  Average net sales revenue decreased slightly by $5 per tonne, or 0.8%.  Improved transaction prices and reduced freight costs were outweighed by the adverse impact of the weaker U.S. dollar and a lower-value sales mix.

Average cash costs improved $16 per tonne, or 2.6%, from the previous quarter.  In addition to further cost reductions generated from our performance improvement initiative during the current quarter, costs were also lower due to lower maintenance spending and the previous quarter's annual mill-wide shutdown at Elk Falls.  These factors were partly offset by the impact of terminating a higher-cost fibre contract, the IWA strike, and a lower rate of increase on net realizable values on inventory volumes in the current period.

8

Three Months ended December 31, 2003 compared to Three Months ended December 31, 2002

EBITDA for our newsprint business for the three months ended December 31, 2003 was $5.7 million, up significantly from negative EBITDA of $3.0 million for the comparable period last year.  The business generated an operating loss of $9.8 million, on net sales of $117.6 million, compared to an operating loss of $19.3 million, on net sales of $120.5 million, in the same period last year.

Sales volumes declined by 9,200 tonnes, or 4.6%, primarily reflecting more downtime taken in the current quarter, as well as the continued shift to our specialties business.   Average net sales revenue for the current quarter was $620 per tonne, an improvement of $14 per tonne, or 2.3%, compared to the same period in 2002.  Higher transaction prices and reduced freight costs outweighed the adverse impact of the stronger Canadian dollar.

Average cash costs improved by $31 per tonne, or 5.0%, compared to the same period a year earlier.  This primarily reflected cost reductions arising from our performance improvement initiative and lower maintenance spending in the current quarter.  These favourable movements were partially offset by increased costs arising from higher downtime and the previously mentioned exceptional cost items in the current quarter.

Twelve Months ended December 31, 2003 compared to Twelve Months ended December 31, 2002

Our newsprint business recorded EBITDA of $5.1 million, and an operating loss of $56.6 million, on net sales of $463.0 million, for the current year.  This represented a considerable improvement over the previous year when we recorded negative EBITDA of $22.6 million, and an operating loss of $86.0 million, on net sales of $440.6 million.

Sales volumes were 768,700 tonnes for 2003, an increase of 19,200 tonnes, or 2.6%, compared to 2002.  The higher sales volumes primarily reflected lower market-related downtime in the current year.  Average net sales revenue for the current year increased by $14 per tonne, or 2.4%.  Improved average transaction prices resulting from modest price increases during the year were partially offset by the impact of the stronger Canadian dollar.

Average cash costs were $596 per tonne, an improvement of $22 per tonne, or 3.6%, from the previous year.   The most significant factor of this improvement was our successful performance improvement initiative.  This, together with improved unit costs resulting from higher operating rates, outweighed higher energy costs, higher post-retirement commitment costs, as well as costs associated with the previously mentioned isolated events in 2003.

9

Pulp

Summary of Financial Results (In millions of Canadian dollar, except where otherwise stated)
	2002					2003
	Q1	Q2	Q3	Q4	YTD	Q1	Q2	Q3	Q4	YTD
Net Sales	$44.9	$55.7	$58.2	$47.9	$206.7	$57.9	$55.5	$69.6	$65.1	$248.1
EBITDA	(15.4)	(1.2)	11.2	(5.3)	(10.7)	0.1	(4.7)	4.9	6.9	7.2
Operating earnings (loss)	(21.7)	(7.7)	5.4	(10.6)	(34.6)	(7.0)	(11.9)	(3.0)	(0.6)	(22.5)
EBITDA Margin	(34.3)%	(2.2)%	19.2%	(11.1)%	(5.2)%	0.2%	(8.5)%	7.0%	10.6%	2.9%
Sales (000 MT)	85.8	107.6	97.7	90.1	381.2	103.9	89.9	120.2	107.3	421.3
Production (000 MT)	80.4	101.8	98.3	93.8	374.3	99.0	93.7	114.8	111.3	418.8
Average net sales revenue per tonne	$523	$518	$596	$532	$542	$557	$617	$580	$607	$589
Average cash costs per tonne (1)	703	529	481	591	570	556	670	538	542	572
NBSK pulp, Northern Europe Delivery (US$ per tonne) ( [2] )	443	457	485	447	458	480	550	518	552	525

1  Average cash costs per tonne for these purposes consist of cost of sales and SG&A costs.

2   Benchmark prices are sourced from Resource Information Systems, Inc.

Three Months ended December 31, 2003 compared to Three Months ended September 30, 2003

Our pulp business recorded EBITDA of $6.9 million, and an operating loss of $0.6 million, on net sales of $65.1 million for the fourth quarter of 2003, a modest improvement compared to the third quarter of 2003 when we recorded EBITDA of $4.9 million, and an operating loss of $3.0 million, on net sales of $69.6 million.

Sales volumes decreased by 12,900 tonnes, or 10.7% compared to the preceding quarter.  This was primarily due to the impact of the current quarter's downtime.  Average net sales revenue increased by $27 per tonne to $607 per tonne, or 4.7%, compared to the third quarter.  Improved transaction prices were somewhat offset by the impact of the stronger Canadian dollar.

Average cash costs increased by $4 per tonne, or 0.7%, over the preceding quarter.  Higher unit fixed costs resulting from lower operating rates , in addition to one-time charges associated with our Elk Falls rationalization, offset lower maintenance spending in the current quarter.

Three Months ended December 31, 2003 compared to Three Months ended December 31, 2002

The current quarter's EBITDA and operating earnings for our pulp division improved considerably over the corresponding period last year when we recorded negative EBITDA of $5.3 million, and an operating loss of $10.6 million, on net sales of $47.9 million.

10

Sales volumes increased by 17,200 tonnes, or 19.1%.  Reduced kraft pulp requirements at our paper production facilities partly offset the impact of downtime taken in the current quarter.  Our average net sales revenue increased by $75 per tonne, or 14.1%, to $607 per tonne, as higher transaction prices, and to a lesser extent, improved freight costs, more than outweighed unfavourable foreign exchange movements.

Average cash costs improved by $49 per tonne, or 8.3%.  Various performance improvements, most notably in our energy consumption, together with less planned maintenance spending and the positive impact of increasing net realizable values ( NRVs ) on inventory volume s and values in the current quarter, more than offset the impact of the Elk Falls rationalization.

Twelve Months ended December 31, 2003 compared to Twelve Months ended December 31, 2002

Our pulp business recorded EBITDA of $7.2 million, and an operating loss of $22.5 million, on net sales of $248.1 million for 2003, a modest improvement compared to 2002 when we recorded negative EBITDA of $10.7 million, and an operating loss of $34.6 million, on net sales of $206.7 million.

Pulp sales volumes for the year ended December 31, 2003 increased by 40,100 tonnes or 10.5%, largely reflecting reduced requirements from our paper production facilities and, to a lesser extent, lower planned maintenance downtime.  Average net sales revenue for the year ended December 31, 2003 increased $47 per tonne, or 8.7%, from $542 per tonne in 2002, to $589 per tonne in 2003, mostly as a result of higher average transaction prices.  A significant increase in the value of the Canadian dollar partly offset these gains.

Average cash costs were largely unchanged from the previous year.  Various cost savings, including improved energy consumption at our Crofton recovery boiler, lower SG&A and reduced fibre costs, were offset by increased energy and several overheads costs, including increased post-retirement commitment costs and costs related to the Elk Falls rationalization .

11

FINANCIAL POSITION AND LIQUIDITY

Summary of Financial Results (In millions of Canadian dollar, except where otherwise stated)
	2002					2003
	Q1	Q2	Q3	Q4	YTD	Q1	Q2	Q3	Q4	YTD
Cash provided (used) by operations (before changes in non-cash working capital)	$(26.2)	$(19.1)	$30.3	$(1.3)	$(16.3)	$(1.4)	$(5.5)	$11.5	$12.6	17.2
Movement in non-cash working capital	20.5	14.9	(75.1)	61.2	21.5	(27.6)	22.3	(0.1)	10. 7	5.3
Capital spending	9.4	17.5	13.6	41.7	82.2	13.8	27.6	26.0	14.0	81.4
Capital spending as % of depreciation and amortization	22%	41%	29%	89%	46%	30%	58%	55%	30%	43%
Total debt to total capitalization (1) (2)	54%	41%	44%	44%	44%	44%	45%	45%	44%	44%
Net debt to net capitalization (3) (4)	51%	41%	44%	44%	44%	44%	44%	45%	44%	44%

1    Total debt is comprised of long-term debt, including current portion

2    Total capitalization is comprised of total debt and shareholders' equity.

3    Net debt is comprised of total debt less cash on hand.

4    Net capitalization is comprised of net debt and shareholders' equity.

Changes in Financial Position

Cash flow provided by operating activities, after changes in non-cash working capital, for the quarter ended December 31, 2003 was $23.3 million, compared to $ 59.9 million for the fourth quarter of 2002 and $11.4 million for the previous quarter ended September 30, 2003.  The improvement of $11. 9 million compared to the preceding quarter primarily related to an improvement in receivable collections.

Our capital spending for the current quarter totalled $14.0 million, compared to $41.7 million for the same quarter in 2002, and $26.0 million for the third quarter of 2003.  The current quarter's spending included continued work on our No.2 recovery boiler upgrade at Elk Falls.

Acquisition of Paper Recycling Business

On December 1, 2003, we acquired western Canada's largest paper recycling business. The purchase price of $61.1 million, including a $2.5 million working capital adjustment, was financed by equity of $29.0 million, cash of $31.5 million, and $0.6 million in transaction costs thereby preserving our existing debt to capitalization ratio.

The division has a current production capacity of 145,000 air-dried metric tonnes ("ADMT"), and has the capability to produce another 35,000 ADMT (to 180,000 ADMT), with minimal

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capital cost. A well-managed and cost-efficient modern operation, it also has excellent truck, rail and water access.  The addition of this paper recycling operation is expected to improve EBITDA by approximately $15 to $16 million per year before taking account of synergies, which are expected to be in the region of $2 to $3 million annually.

Liquidity

As of December 31, 2003, the borrowing base on our $350.0 million revolving operating loan was $343.4 million.  After drawings of $12.5 million and outstanding letters of credit of $25.7 million, the balance available to us at year-end was $305.2 million. Our net debt to net capitalization as of December 31, 2003 was 44%.

Subsequent to December 31, 2003, we extended the maturity of the remaining $15 million of our $350 million revolving operating loan facility by one year, to July 2006 ( In July 2003, we had extended the maturity of $335 million to July 2006) .

We remain in compliance with the covenants under our credit facilities and bond indentures.  Our Consolidated Fixed Charge Ratio of the bond indentures, however, continues to be below the 2.0:1 threshold, which, while not constituting a default, prohibits the payment of dividends and limits the amount of additional debt that can be incurred outside of the existing credit facilities.

In October 2003, Moodys revised its outlook on our debt ratings to negative from stable and confirmed its existing ratings of Ba2 on our senior unsecured debt and Ba1 on our bank credit facilities. Standard & Poor's ("S&P") also revised its outlook in October from stable to negative , and affirmed its existing ratings of BB on our long-term corporate debt and BB+ on our senior unsecured debt.

OUTLOOK

A robust U.S. economic recovery now appears to be well underway. There is growing optimism amongst commentators that pulp and paper demand in 2004 will begin to reflect the improved economic climate, allowing producers to record healthy price increases across most product lines.

Coated groundwood paper producers are well positioned to reap the benefits of a sustained economic recovery. Magazine advertising is projected to grow at healthy levels in 2004, with little new capacity forecast. The US$40 per short ton price increase announced in the fall of 2003, should be fully implemented in early 2004.

Similarly, SC and MF hi-brite paper producers are expected to benefit from rising business and consumer confidence in 2004, through a growth of printing of inserts, magazines, and catalogues. This positive development may be tempered by the possible return to

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production of capacity that was temporarily idled in 2003, which may limit the price gains realized in 2004.

The directory market is currently beset by excess supply. In 2004, improved demand for directory publications and an anticipated shift of capacity to newsprint as the year progresses, should help to rebalance supply and demand by year end. Prices are expected to remain stable in 2004, but tighter markets at the end of 2004 should help producers implement price increases for 2005.

To date, newsprint demand has been unaffected by the impressive growth of the U.S. economy, but the impact of lacklustre demand has been largely offset by significant capacity reductions, helping to balance production with orders. As a result, producers are well positioned to benefit from an expected growth in newspaper advertising lineage, which should pave the way for healthy price increases during the year.  A US$50 per tonne price increase for North American markets has been announced for February 1, 2004.

For pulp products, the performance of the Chinese economy and global paper demand are likely to be the key drivers of demand growth in 2004. While softwood pulp prices may once again fluctuate, average year-over-year pricing is expected to reflect improving demand for paper products.  A US$30 per tonne price increase for European NBSK pulp has been announced by major producers, for February 1, 2004.  For hardwood pulp, however, new capacity will likely affect the demand to supply balance, increasing the discount between both pulp grades.

Despite the encouraging rate of economic growth in North America, the strength of the Canadian dollar remains a major concern as it negatively impacts the competitive position of Canadian exporters. Economic commentators are divided over the future direction of the Canadian dollar relative to its U.S. counterpart.

In 2004, we intend to build on the momentum created by our performance improvement initiative .. Our objectives this year include optimizing our mix of higher-value specialty papers, extracting the maximum value from our recently acquired recycled paper operation, completing our pulp production rationalization at Elk Falls, as well as continuing to aggressively manage costs in all business areas.

To complete the upgrade of No.2 recovery boiler at our Elk Falls mill, we will be shutting down the boiler for approximately 55 days in the first quarter of 2004.  Although the upgrade will have a positive impact on our earnings over the balance of the year, operating earnings will be reduced by an estimated $15 to $20 million in the first quarter.  In addition, we will be taking the annual shutdown of our pulp digesters at Crofton in the first quarter.  These two factors, combined with the potential impact of a continuing strong Canadian dollar, will have a negative impact on our earnings for the first quarter of 2004.

We continue to preserve cash flow and intend to restrict capital spending to maintenance-of-business and carefully selected high-return capital projects until there is clear evidence of a sustained improvement in market conditions. As cash flows permit, we will invest in several already identified high-return capital projects.

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RISKS AND UNCERTAINTIES

We produce and market products that are sold globally. We seek to differentiate our product lines from those of other producers by supplying specialty products that add value for customers. However, our operating environment is subject to uncertainties, many of which are common to virtually all companies in the forest products industry in North America and also some that are more specifically applicable to our operations based in British Columbia.

A discussion of the principal uncertainties to which we are subject follows.

Currency

Our profitability is subject to fluctuations in foreign currencies, particularly the U.S. dollar, which is the currency in which most of our sales are denominated. Fluctuations in foreign currencies affect our competitive position in world markets. Apart from the value of the Canadian dollar relative to the U.S. dollar, our competitiveness in world markets is also affected by the relative strength of the currencies of other producing countries. Under a Board-approved foreign exchange risk management program, we manage a portion of our currency exposure through the use of currency options and forward contracts to hedge anticipated future sales denominated in foreign currencies.

Product Prices

Our markets are commodity-based and cyclical in nature. Markets for our principal products are affected by fluctuations in supply and demand within each cycle, which in turn affects product prices. Demand has historically been determined by the level of economic growth and has been very closely tied to overall business activity and personal income. Our earnings are sensitive to price changes for our principal products, with the effect of price changes on newsprint and specialty grades being the greatest.

Fibre Supply

Since we have no significant timber holdings, our operations are dependent on the supply of wood fibre from third parties, almost half of which is provided by five suppliers.  This fibre supply could be reduced as a result of events beyond our control, such as industrial disputes, natural disasters, material curtailments, or shutdown of operations by our suppliers or ourselves for market or other reasons.  Should we cease to be supplied with wood fibre under our contracts, alternative sources of fibre at acceptable prices may not be readily available.

The majority of our fibre suppliers have employees who are represented by the IWA.  These collective agreements expired in June 2003.  After a four -week coast region strike,

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ended only by a government-ordered back to work order, collective bargaining resumed in December 2003.  Approximately 50% of our fibre suppliers were affected by the strike.   Negotiations for new collective agreements with some B.C. interior-region lumber producers are still taking place and their outcome and the impact, if any, on our operations is not currently determinable.

Aboriginal Claims

Government regulations and aboriginal issues may also lower the supply of wood fibre.  The Province of British Columbia owns approximately 95% of all timberlands in B.C. and could introduce legislation to reduce wood fibre supply.   Aboriginal groups have claimed aboriginal title over substantial portions of British Columbia, including areas where the forest tenures held by our suppliers are situated. In the case of our Powell River mill, an Aboriginal group filed a claim asserting title, in the Supreme Court of Canada, in late 2003.  While we and other industrial companies have been named as parties in the court proceeding along with the governments of Canada and British Columbia, no other steps have yet been taken against us in the proceeding.  Based on the history of similar proceedings, we expect that it would take many years before a final court decision could be rendered if court proceedings were commenced.

Environment

Our operations are subject to a wide range of general and industry specific environmental laws and regulations related to waste management. The costs of compliance with such laws and regulations can be significant. We continually monitor our environmental performance and believe that our facilities are operating in substantial compliance with environmental laws and regulations.

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